AB 3/12

15048696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 401

SEC FILE NUMBER
8-48454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Averil Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars, Suite 350
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diana L. Marano 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Suite 540, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/15

OATH OR AFFIRMATION

I, Diana L. Maranon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Averil Capital Markets Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JEREMY STEPEN
Commission # 2024252
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2017

[Signature]
Signature Diana L. Maranon

President
Title

[Signature]
Notary Public

See Attached Notarized Document

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~. Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☒ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 I, Diana L. Maranon, believe this
2 document to be true and correct.
3
4
5
6 [signature] N/A

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2015, by
Date *Month* *Year*

(1) Diana L. Maranon

(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JEREMY STEPEN
Commission # 2024252
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2017

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** 12/31/14

Number of Pages: 01 **Signer(s) Other Than Named Above:** N/A

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm	12
Exemption Report Pursuant to SEC Rule 17A-5	13

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Averil Capital Markets Group, Inc.

We have audited the accompanying financial statements of Averil Capital Markets Group, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 27, 2015

Averil Capital Markets Group, Inc.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash		$ 38,680
Prepaid expenses		2,496
Property and Equipment:		
Furniture and fixtures	$ 229,126	
Office equipment	147,659	
Leasehold improvements	46,101	
	422,886	
Accumulated depreciation	(412,946)	
Net property and equipment		9,940
Deposits		10,732
Receivable from related entity		109,111
Deferred income tax asset		440,000
Total assets		$ 610,959

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		$ -
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding - 1,000 shares	$ 10,000	
Additional paid-in capital	1,527,228	
Accumulated deficit	(926,269)	
Total stockholder's equity		610,959
Total liabilities and stockholder's equity		$ 610,959

The accompanying notes are an integral part of these financial statements.

Averil Capital Markets Group, Inc.
STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2014

Revenues :		
Consulting fees		$ 206,800
Total revenues		206,800
Operating expenses:		
Auto expense	$ 24,472	
Bank service charges	1,430	
Database	23,943	
Depreciation	6,500	
Dues and subscriptions	1,011	
Equipment rental	2,134	
Insurance	14,016	
Office supplies	1,033	
Salaries, wages, staff costs and benefits	66,086	
Parking	8,346	
Professional fees	8,270	
Rent	151,006	
Repairs and maintenance	6,810	
Telephone	7,512	
Meals and entertainment	1,855	
Travel	921	
Other	892	
Total expenses		326,237
Loss before income taxes		(119,437)
Income tax benefit		(39,200)
Net loss		$ (80,237)

The accompanying notes are an integral part of these financial statements.

Averil Capital Markets Group, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

		Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at beginning of year	$	10,000	1,362,635	(846,032)	526,603
Additional paid in capital		-	164,593	-	164,593
Net loss for the year ended December 31, 2014		-	-	(80,237)	(80,237)
Balance at end of year	$	10,000	1,527,228	(926,269)	610,959

The accompanying notes are an integral part of these financial statements.

Averil Capital Markets Group, Inc.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss		$ (80,237)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	$ 6,500	
Increase in prepaid expenses	(2,496)	
Increase in receivable from related entities	(33,663)	
Increase in deferred income tax asset	(40,000)	
Decrease in accounts payable	(3,434)	
Total adjustments		(73,093)
Net cash flows used for operating activities		(153,330)
Cash flows from investing activities:		
Additional paid in capital	164,593	
Net cash flows provided by investing activities		164,593
Cash flows from financing activities		-
Net increase in cash		11,263
Cash at beginning of year		27,417
Cash at end of year		$ 38,680

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

Averil Capital Markets Group, Inc.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Averil Capital Markets Group, Inc. (the " Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue consists of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services throughout the United States to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which range from five to fifteen years using the straight-line method.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

(2) RECEIVABLE FROM RELATED ENTITY

Receivable from related entity consists of amounts advanced to a related single member LLC whose sole member is the Company's sole stockholder.

(3) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2016. Minimum future rental payments under this non-cancelable lease are as follows:

Year Ending December 31,	Amount
2015	$ 148,930
2016	12,441
Total	$ 161,371

(4) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

	Current	Deferred	Total
Federal	$ -	(30,000)	(30,000)
California	800	(10,000)	(9,200)
Total	$ 800	(40,000)	(39,200)

Deferred taxes are accounted for under current accounting standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes, as well as the tax benefits of net operating loss carry forwards.

4) PROVISION FOR INCOME TAXES, continued

The Company has available approximately $440,000 of unused operating loss carry forwards that may be applied against future taxable income and that expire through 2034.

The amount of deferred tax asset at year-end is as follows:

Total deferred tax asset	$ 440,000
Less valuation allowance	-
Net deferred tax asset	$ 440,000

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

(6) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014, the net capital was $38,680 which exceeded the required minimum capital by $33,680. The aggregate indebtedness to net capital ratio was .00 to 1.

Averil Capital Markets Group, Inc.

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total equity from statement of financial condition		$ 610,959
Less non-allowable assets:		
Prepaid expenses	$ 2,496	
Deposits	10,732	
Property and equipment	9,940	
Receivable from related entities	109,111	
Deferred tax assets	440,000	(572,279)
Net capital		38,680

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 33,680

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)	N/A

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

Averil Capital Markets Group, Inc.

SCHEDULE 2
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Averil Capital Markets Group, Inc.
SCHEDULE 3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Averil Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Averil Capital Markets Group, Inc. identified the following provision of 17 C.F.R 15c3-3k under which Averil Capital Markets Group, Inc. claimed an exemption from 17 C.F.R 240.15c3-3: (2) (i) the exemption provisions and (2) Averil Capital Markets Group, Inc. stated that Averil Capital Markets Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Averil Capital Markets Group, Inc. management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Averil Capital Markets Group, Inc. compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 27, 2015

Averil Capital Markets Group, Inc.

Exemption Report

December 31, 2014

Averil Capital Markets Group, Inc. operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

During the year ended December 31, 2014, the Firm met the provisions of this exemption without exception.

Diana L. Maranon
President